1875 K Street, NW
Washington, DC 20006-1238
Tel: 202 303 1000
Fax: 202 303 2000

VIA EDGAR

October 14, 2011

Securities and Exchange Commission

100 F Street, NE

Washington, DC 20549

Re:	iShares, Inc.
(Securities Act File No. 33-97598;
Investment Company Act File No. 811-09102)
Post-Effective Amendment No. 155

Ladies and Gentlemen:

On behalf of the iShares, Inc. (the “Company”), we hereby transmit for filing under the Securities Act of 1933 (the “1933 Act”), and the Investment Company Act of 1940, Post-Effective Amendment No. 155 (the “Amendment”) to the Company’s Registration Statement on Form N-1A. The Amendment is being filed pursuant to Rule 485(a)(2) under the 1933 Act and for the sole purpose of adding a new fund to the Company:

iShares MSCI World Index Fund (the “Fund”).

The filing will become automatically effective 75 days after the filing.

The following information is provided to assist the Staff of the Commission (the “Staff”) in its review of the Registration Statement.

(1) Investment Objectives and Policies

The Fund seeks investment results that correspond generally to the price and yield performance, before fees and expenses, of the MSCI World Index (the “Underlying Index”). The Underlying Index is a free float-adjusted market capitalization-weighted index designed to measure the performance of equity securities in the following 24 developed countries: Australia, Austria, Belgium, Canada, Denmark, Finland, France, Germany, Greece, Hong Kong, Ireland, Israel, Italy, Japan, the Netherlands, New Zealand, Norway, Portugal, Singapore, Spain, Sweden, Switzerland, the United Kingdom and the United States.

NEW YORK    WASHINGTON    PARIS    LONDON    MILAN ROME    FRANKFURT    BRUSSELS

in alliance with Dickson Minto W.S., London and Edinburgh

(2) Changes from Recent Filings

The Fund’s description of its investment strategy (i.e., the Fund tracks a specific benchmark) and risk factors are specific to the Fund. The portfolio managers are specific to the Fund.

The Amendment also differs from previous filings in that it includes a new section under the heading “A Further Discussion of Other Risks.” This section describes risk factors associated with the investment strategies of the Fund that are not considered principal investment strategies. Other than this additional section, the Amendment follows the general format used by previous Company filings prepared in accordance with the revised Form N-1A, for example, Post-Effective Amendment No. 133 filed pursuant to Rule 485(a)(2) relating to iShares MSCI Emerging Markets Small Cap Index Fund.

(3) Prior Filings with Similar Disclosure

Much of the disclosure in the Amendment is substantially similar to that in previous filings submitted by the Company and reviewed by the Staff. In particular, we invite your attention to Post-Effective Amendment No. 133, filed pursuant to Rule 485(a) on July 25, 2011, relating to the iShares MSCI Emerging Markets Small Cap Index Fund. The disclosures applicable to the Fund and the Company included in the Amendment that are substantially similar to those in the referenced prior filing relate to descriptions of shares, the investment manager and other matters under the headings identified below.

In the Prospectus:

“Introduction,” “Portfolio Holdings Information,” “Management - Investment Adviser,” “Management - Administrator, Custodian and Transfer Agent,” “Management - Conflicts of Interest,” “Shareholder Information - Buying and Selling Shares,” “Shareholder Information - Book Entry,” “Shareholder Information - Share Prices,” “Shareholder Information - Determination of Net Asset Value,” “Shareholder Information - Dividends and Distributions,” “Shareholder Information - Taxes,” “Shareholder Information - Taxes on Distribution,” “Shareholder Information - Taxes When Shares Are Sold,” “Shareholder Information - Creations and Redemptions,” “Shareholder Information - Householding,” and “Distribution.”

In the Statement of Additional Information:

“Proxy Voting,” “Portfolio Holdings Information,” “Continuous Offering,” “Investment Advisory, Administrative and Distribution Services - Investment Adviser,” “Investment Advisory, Administrative and Distribution Services - Codes of Ethics,” “Investment Advisory, Administrative and Distribution Services - Administrator, Custodian and Transfer Agent,” “Investment Advisory, Administrative and Distribution Services - Distributor,” “Additional Information Concerning the Company - Termination of the Company or the Fund,” “Additional Information Concerning the Company - DTC as Securities Depository for Shares of the Fund,” and “Miscellaneous Information.”

*    *    *    *    *

The operations of the Fund, the description of the shares offered and the other information that is typically common in a fund complex do not appear to raise novel issues or problem areas that warrant particular attention of the Staff in reviewing the Registration Statement. Consequently, on behalf of the Company, we request that the Registration Statement be given selective review by the Staff.1

If you have any questions or need further information, please call me at (202) 303-1124.

Sincerely,

/s/ Benjamin J. Haskin
Benjamin J. Haskin

cc:	Andrew Josef, Esq.
Katherine Drury
Michael Gung
Joel Whipple

[1]	See Inv. Co. Act. Rel. No. 13768 (Feb. 15, 1984).